UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CROWN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-50189	75-3099507
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

One Crown Way, Philadelphia, Pennsylvania	19154-4599
(Address of principal executive offices)	(Zip Code)

David A. Beaver

(215) 698-5100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

We reasonably designed and conducted in good faith a reasonable country of origin inquiry (“RCOI”) on the source of our Conflict Minerals for the 2014 reporting period. Our RCOI was reasonably designed to determine whether the tin (“Conflict Minerals”) contained in certain of our products originated from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or was from recycled or scrap sources.

Based on our RCOI, we have no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

We determined that tin was contained in the tinplate steel and certain coatings we purchase. As part of our RCOI, we contacted all 70 of our direct suppliers that potentially sold tinplate steel and coatings containing Conflict Minerals to us during the reporting period. We sent letters to all of our direct suppliers requesting that they (i) disclose if the Conflict Minerals contained in the products sold to us originated in the Covered Countries and (ii) provide a list of the smelters that processed the Conflict Minerals contained in the products sold to us. We received complete responses from 100% of our direct suppliers.

In response to our RCOI, most of our suppliers returned certifications stating that the Conflict Minerals contained in the products supplied to us did not originate in the Covered Countries. In addition to certifications, many suppliers referenced their own Conflict Minerals Policies, which prohibit the sourcing of Conflict Minerals from the Covered Countries or prohibit the sourcing of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. Most of our suppliers also provided information regarding the smelters that process the Conflict Minerals contained in the products sold to us. We compared these smelters against the list of smelters that have received a “conflict free” designation from the Conflict Free Sourcing Initiative (“CFSI”). Almost all of the smelters identified by our suppliers have received a “conflict free” designation from CFSI. For those that were not on the CFSI list, we conducted our own diligence, which included additional support provided by our direct suppliers and our own review of publicly available information about the smelters.

None of our direct suppliers indicated that the Conflict Minerals contained in the products sold to us originated in the Covered Countries. To our knowledge, there is no contrary evidence or “red flags” that cast doubt on the representations made by our suppliers. Therefore, we have determined after our RCOI, reasonably designed and conducted in good faith, that we have no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

This Specialized Disclosure Form (“Form SD”) is available under the “For Investors” tab on our website: www.crowncork.com. The information on this website is not incorporated by reference into this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CROWN HOLDINGS, INC.

	/s/ David A. Beaver	June 1, 2015
By:	David A. Beaver
Vice President and Corporate Controller